Exhibit 8.1

September 22, 2025

Boards of Directors
Pioneer Federal Savings and Loan Association
PSB Financial, Inc.
202 North Main Street
Deer Lodge, Montana 59722

Boards of Directors:

You have requested our opinion regarding the material federal income tax consequences of the proposed merger of Pioneer Federal Savings and Loan Association, a Montana-chartered mutual savings and loan association (“Mutual”), into Pioneer State Bank, a Montana-chartered bank (“Stock Bank”), pursuant to the Plan of Conversion dated September 16, 2025 (the “Plan”) and the Merger Agreement in the form approved by Mutual on September 9, 2025 (the “Agreement”). All capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan.

Because Montana law does not permit mutual savings and loan associations to convert into stock banks, the merger of Mutual into a stock bank is the only manner in which Mutual can effectively convert into a stock bank under Montana law. In order to accomplish the conversion into stock bank form and the offering, the following transactions will occur:

▪	PSB Financial, Inc. (“Holding Company”) will be incorporated under Maryland law and will be capitalized with a minimum amount of capital to meet minimum capitalization requirements.

▪	Stock Bank will be formed under Montana law and will be capitalized by Holding Company with $5,000, which is the minimum amount of capital to meet minimum capitalization requirements under Montana Administrative Rule § 2.59.2302(4).

▪	Mutual will merge with and into Stock Bank, with Stock Bank being the surviving corporation, pursuant to Montana law (the “Merger”).

▪	Pursuant to the Merger, Stock Bank will succeed to all of the assets and assume all of the liabilities of Mutual, including all liabilities to persons holding accounts in Mutual.

▪	Each person holding a deposit account in Mutual (“Account Holder”) at the time of the Merger will automatically continue as an account holder of Stock Bank, and the deposit balance, interest rate, and other terms of such Account Holder’s deposit accounts will not change as a result of the stock offering and conversion.

▪	Each Eligible Account Holder and Supplemental Account Holder, if any (as defined in the Plan), will receive an interest in a liquidation account (“Liquidation Account”) with respect to Stock Bank. The Liquidation Account will be established in an amount equal to the net worth of Mutual on the effective date of the Merger, as required by applicable federal law. Each such Account Holder will receive an interest in a portion of the Liquidation Account balance. As required by applicable federal law, this interest constitutes a right of priority over Holding Company to receive an amount representing such Account Holder’s interest in the net worth of Mutual on the effective date of the Merger before any liquidating distribution can be made with respect to Stock Bank’s common stock upon a liquidation of Stock Bank. An interest in the Liquidation Account cannot be increased but will be decreased to reflect withdrawals from such Account Holder’s account that reduce the amount in such Account Holder’s account, including account closures.

▪	Each Eligible Account Holder will be entitled to receive, without payment therefor, non-transferable subscription rights to purchase Holding Company common stock at the undiscounted price of $10.00 per share, which price was determined by an independent valuation, subject to overall purchase limitations (“Subscription Rights”).

▪	To the extent that there are sufficient shares of Holding Company common stock remaining after satisfaction of subscriptions by Eligible Account Holders and Holding Company’s tax-qualified employee benefit plans, each Supplemental Eligible Account Holder will be entitled to receive Subscription Rights without payment therefor.

▪	To the extent that there are shares of Holding Company common stock remaining after satisfaction of subscriptions by Eligible Account Holders, Holding Company’s tax-qualified employee benefit plans, and Supplemental Eligible Account Holders, each Other Member (as defined in the Plan) will be entitled to receive Subscription Rights without payment therefor.

▪	No one entitled to receive Subscription Rights will receive cash or any other property in lieu of such rights.

▪	Any shares of common stock of Holding Company not purchased by exercise of the Subscription Rights or by Holding Company’s tax-qualified employee benefit plans may be offered for sale in a community offering, and any shares of common stock of Holding Company not purchased in the community offering may be offered for sale thereafter in a syndicated community offering, in each case at the price of $10.00 per share determined by the independent valuation (the “Offering”).

For purposes of rendering this opinion, we have reviewed the Plan, the Agreement, the form of the Registration Statement of Holding Company on Form S-1 dated as of this date to be filed with the Securities and Exchange Commission on or about September 23, 2025 in substantially the same form (the “Registration Statement”), the representation letter executed by duly authorized officers of Mutual and Holding Company, and such other documents as we have deemed necessary or appropriate, without any independent investigation thereof. We have relied upon the truth and accuracy at all relevant times of the facts, statements, covenants, representations, and warranties contained in the Plan, the Agreement, Registration Statement, and the representation letter of Mutual and Holding Company.

In connection with rendering this opinion, we have assumed (and are relying thereon, without any independent investigation or review thereof):

▪	that the Merger will be consummated under Montana law and in accordance with the Plan, the Agreement, the Registration Statement, and the representation letter, without breach or waiver of any provision thereof;

▪	that any representations or statements that are made to the best of any person’s knowledge, or that are similarly qualified, will be true, correct, and complete without regard to any knowledge or similar qualification; and

▪	the genuineness of all signatures and the authenticity of original documents submitted to us, the conformity to the originals of documents submitted to us as copies, and the due and valid execution and delivery of all such documents where due execution and delivery are a prerequisite to the effectiveness thereof.

Based on our examination of the foregoing items and subject to the assumptions, exceptions, limitations, and qualifications set forth herein, we are of the opinion that for U.S. federal income tax purposes:

▪	The change in the form of operation of Mutual from a mutual savings and loan association to a stock form of incorporation in the form of Stock Bank pursuant to the Merger will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, and no gain or loss will be recognized to either Mutual or Stock Bank as a result of the Merger.

▪	The assets of Mutual will have the same basis and holding period in the hands of Stock Bank as in the hands of Mutual immediately before the Merger.

▪	Gain or loss, if any, will be realized by Eligible Account Holders and Supplemental Account Holders, if any, upon the issuance to them of deposit accounts in Stock Bank, the interest in the liquidation account of Stock Bank, and the non-transferrable Subscription Rights to purchase stock of Holding Company. Any such gain will be recognized by such Account Holders, but only in an amount not in excess of the fair market value, if any, of the non-transferrable Subscription Rights received.

▪	The basis of the Account Holders’ deposit accounts in Stock Bank will be the same as the basis of their deposit accounts in Mutual. The basis of each Account Holder’s interest in the Liquidation Account of Stock Bank will be equal to the fair market value thereof, if any.

▪	The basis of the Holding Company stock to its shareholders will be the purchase price thereof, plus, in the case of stock acquired pursuant to Subscription Rights, the basis, if any, in the Subscription Rights. The holding period of the Holding Company common stock purchased pursuant to the exercise of non-transferable Subscription Rights will commence on the date on which the right to acquire such stock was exercised.

▪	Stock Bank will not recognize any gain or loss upon the receipt of money from Holding Company in exchange for shares of common stock of Stock Bank.

▪	No gain or loss will be recognized by Holding Company on the receipt of money in exchange for shares of Holding Company common stock sold in the Offering.

Our opinion is not binding upon the Internal Revenue Service or the courts, and the Internal Revenue Service is not precluded from asserting a contrary position. No ruling has been or will be requested from the Internal Revenue Service concerning the federal income tax consequences of the Merger or Offering.

Future legislative, judicial, regulatory, or administrative changes, on either a prospective or retroactive basis, may adversely affect the accuracy of the opinion expressed herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

Our opinion concerning material federal income tax consequences of the Merger and Offering is limited to the specific federal income tax consequences presented above. No opinion is expressed as to any transactions other than the Merger and Offering, including any transactions undertaken in connection with the Merger or Offering. In addition, this opinion does not address any other federal, estate, gift, state, local, or foreign tax consequences that may result from the Merger or Offering.

Our opinion is void and may not be relied upon if (a) the transactions described in the representation letter executed by the duly authorized officers of Mutual and Holding Company are not consummated in accordance with the terms of such representation letter and without waiver or breach of any material provision thereof, or (b) any of the representations, warranties, covenants, conditions, statements, or assumptions upon which we relied are not true and accurate at all relevant times.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also hereby consent to the references to this firm in the prospectus which is a part of the Registration Statement. We further consent to the disclosure and inclusion of this opinion with any regulatory applications filed with the Federal Reserve Board of Governors, the Federal Deposit Insurance Corporation, and the State of Montana Division of Banking and Financial Institutions.

We hereby consent to the use of and reliance on this opinion by Wipfli LLP in issuing its state tax opinion to Mutual and Stock Bank regarding the Merger and Offering.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.